Sub-Item 77K: Changes in Registrant's certifying accountant:

On March 17, 2005, PricewaterhouseCoopers LLP resigned as independent registered public accountants for Bancroft Convertible Fund, Inc. (the "Fund"). The Fund's audit committee appointed Tait, Weller & Baker as independent accountants for the Fund on April 12, 2005 for the 2005 fiscal year, which appointment was ratified by the Fund's independent directors. The reports of PricewaterhouseCoopers LLP on the Fund's financial statements for each of the fiscal years ended October 31, 2004 and October 31, 2003 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the Fund's fiscal years ended October 31, 2003 and October 31, 2004 and during the period
November 1, 2004 through March 17, 2005, there have been no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused them to make reference thereto in their reports on the financial statements for such years.

The Fund requested that PricewaterhouseCoopers LLP furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of such letter, dated May 23, 2005, is filed as an exhibit to this Form N-SAR.